[Logo – American Funds®]

American Balanced Fund
One Market
Steuart Tower, Suite 1800
San Francisco, California 94105
415/421-9360

Patrick F. Quan
Secretary

February 22, 2010

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	American Balanced Fund
File Nos. 002-10758 and 811-00066

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on January 27, 2010 to the fund’s Post-Effective Amendment No. 101 to the Registration Statement under the Securities Act of 1933 and Amendment No. 40 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the fund’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on March 1, 2010.

1.           Fees and Expenses, Example – page 2 of the fund’s prospectus

Comment:  Please remove the following language in the paragraph preceding the table: “that you pay the maximum initial or contingent deferred sales charge.”  This disclosure is not permitted by Form N-1A.

Response:   We have updated our disclosure in response to this comment.

2.           Principal investment strategies – page 3 of the fund’s prospectus

Comment:  In this section, you state, “The fund approaches the management of its investments as if they constituted the complete investment program of the prudent investor.”  Please explain that this investment is not the complete investment program for all investors.

Response:   We have updated the principal risks section to explain that investors should consider how this fund fits into their overall investment program.

3.           Principal investment strategies – page 3 of the fund’s prospectus

Comment:  Please describe whether the fund invests in stocks that are dividend-paying and whether the fund invests in stocks within a particular capitalization range.

Response:  We have updated the principal investment strategies section in response to this comment.

4.           Principal investment strategies – page 3 of the fund’s prospectus

Comment: If the fund is limited to investing in debt securities within a particular maturity range, please describe the maturity range.

Response: The fund is not limited to investing in debt securities within a particular maturity range.  We have included the following statement in the investment objectives strategies and risks section: “The fund invests in debt securities with a wide range of maturities.”

5.           Investment Results – page 6 of the fund’s prospectus

Comment: Please remove the first footnote from the table.

Response: We have updated our disclosure to reflect this comment.

The changes described above will also be made to the fund’s retirement plan prospectus, to the extent the change applies to that document. Thank you for your consideration of our response to your comments.

If you have any questions please do not hesitate to contact me at (415) 393-7110 or Katie Newhall at (213) 615-0108.

Sincerely,

/s/ Patrick F. Quan
Patrick F. Quan
Secretary